January 3, 2008

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	NPS Pharmaceuticals, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2006

File No. 0-23272

Dear Mr. Rosenberg:

We are in receipt of the staff’s comment letter dated December 21, 2007 regarding the Company’s Form 10-K for the fiscal year-ended December 31, 2006. The Company intends to carefully consider and respond to the staff’s comments and evaluate whether modifications should be made to its disclosure. This evaluation will take senior management time as well as time for interaction by the Company with its advisors. We are a small company and our resources are limited (particularly during this time of the year), and do not have the ability to respond within the time referenced in your letter. Accordingly, we request an extension of the deadline to respond until February 1, 2008.

Thank you for your consideration of this request. You are welcome to contact me at (908) 450-5300 or by email at arackear@npsp.com.

NPS PHARMACEUTICALS, INC.

/s/ Andrew Rackear
Andrew Rackear
Senior Vice President, Legal Affairs
General Counsel and Secretary